Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a High-speed Rail Contract Win to Provide Its Ground-Based Signaling System to Xi’an-Baoji Line

Beijing, China – June 11, 2012 -- Hollysys Automation Technologies, Ltd. (Nasdaq: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed a contract to supply its ground-based high-speed rail signaling system to Xi’an-Baoji high-speed rail line with a designed traveling speed of 300-350 km/h and 138km in total length. The whole contract is valued at approximately US $8.86 million or RMB 56 million.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Center (TCC), Radio Block Center (RBC) and other auxiliary equipments, which are expected to be delivered and installed by May 2013.

Xi’an-Baoji high-speed rail line connects Xi’an city in the east and Baoji city in the west of Shaanxi Province, which is a main portion of one of the “Four Horizontals” - Xuzhou-Lanzhou high-speed rail line. Xi’an-Baoji line will connect Zhengzhou-Xi’an high-speed rail line in its east; Zhengzhou-Xi’an line travels 300-350 km/h and is equipped with Hollysys’ high-speed rail signaling system.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are very pleased of winning this contract to supply our ground-based high-speed rail signaling system to Xi’an-Baoji line after a long halt on China high speed rail expansion program. The restart of China high-speed rail expansion restores public confidence in high-speed construction while this significant contract win enhances our faith that China will continue to develop its high-speed rail network in the face of rising public demand for traveling efficiency and future economic development. We believe that with our solid market position, strong R&D capability and well-reputed track records, Hollysys will continue to leverage on its core growth pillar foundations to benefit from the recovery of China high-speed rail expansion and continue to create value for our shareholders.”

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June 11, 2012

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 50 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

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Hollysys Automation Technologies, Ltd.

www.hollysys.com

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